RICHEMONT

06017641

SUPPL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

20 September 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the post AGM Trading Statement declaring the dividend in English. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dlw 10/25

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

Specialist watchmakers, which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; **Writing instrument Maisons** - Montblanc and Montegrappa; **Leather and accessories Maisons,** being Alfred Dunhill and Lancel; and **Other businesses,** which includes, specifically, Chloé as well as other smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.8 per cent interest in British American Tobacco.

Press inquiries:	Mr Alan Grieve, Director of Corporate Affairs Tel: + 41 22 721 3507
Analysts' inquiries:	Ms Sophie Cagnard-Fabrici, Head of Investor Relations Tel: + 33 1 5818 2597

RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

20 September 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the pre AGM Trading Statement in English. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

PRESS RELEASE FOR IMMEDIATE RELEASE

14 SEPTEMBER 2006

RICHEMONT ANNUAL GENERAL MEETING 2006

TRADING STATEMENT

Geneva, 14 September 2006

The Annual General Meeting of Compagnie Financière Richemont SA will be held later today in Bellevue, Geneva, Switzerland.

At that meeting, shareholders are expected to approve the proposals of the Board of Directors for the approval of the financial statements and the appropriation of retained earnings. An ordinary dividend of € 0.60 per Richemont unit has been proposed, an increase of 20 per cent compared to the prior year. In addition, a special dividend of € 0.50 per unit will be payable for the second year running, bringing the total dividend for the year to € 1.10 per unit. A further press release will be issued immediately after the meeting to confirm the decision.

At the meeting, Executive Chairman, Mr. Johann Rupert, will make the following statement in respect of Richemont's current trading performance:

Quote:

I am happy to report that the very positive growth in sales that we saw last year and earlier this year has been sustained. In the five-month period to end-August, sales overall grew by 16 per cent at actual exchange rates. This has been achieved despite a marked strengthening of the euro, in particular against the yen, over the period.

Both Cartier and Van Cleef & Arpels have reported excellent sales during the period from April to August, showing an overall increase of 13 per cent. At Cartier, a strong performance in high jewellery and the success of the Love jewellery collection and the La Dona, Pasha Seatimer and jewellery watches generally have contributed strongly to this performance, as have the Pierres de Caractère and l'Alhambra collections from Van Cleef & Arpels.

In terms of our fine watchmakers, we have seen sales increase by 16 per cent. This is again a commendable performance given the strong comparative period last year. I would single out for particular mention the performance of Jaeger-LeCoultre, Piaget and Panerai during the five-month period. Although the watch market is a very competitive one, our watchmakers have proved once again that they have the creative talent, manufacturing excellence and expertise to increase their share of the market.

Montblanc, in its centenary year, continues to develop as a more broadly-based luxury business. Building on its core writing instruments ranges, it is growing its watch and leather goods businesses and is seeing good sales of its new silver

jewellery lines. Overall, sales for the five-month period grew by 23 per cent, again on the back of strong comparative figures last year.

In terms of our leather goods and accessories businesses, last year saw significantly reduced losses from Lancel, although losses increased at Alfred Dunhill. We remain confident in management's ability to resolve the problems at both of these Maisons and, indeed, expect Lancel to break even this year. In the first months of this year, sales of both houses have increased by an aggregate 10 per cent.

Alfred Dunhill is trading above budget this year and sales of hard goods and leather ranges are significantly up on last year. Its sales in the Asia-Pacific region grew by 17 per cent and it is performing very well in China, following the purchase of its local distributor at the beginning of the year. The business in Europe and Japan is also growing and I am confident that this Maison is now moving in the right direction.

I should also specifically mention Chloé, which more than doubled its sales last year. This trend has continued into the current year, with Chloé's sales having increased by almost 90 per cent during the period from April to August. Given the exceptional demand seen last year, the rate of growth in the current year is slowing down and the growth for the full year will probably be below the level seen for the 5 months.

In geographic terms, we have seen good growth across all regions since the beginning of the year. Asia-Pacific, which includes China, has been a major driver, with sales up by 20 per cent, whilst Europe and the Americas have both grown by 17 per cent. Retail sales continue to grow strongly, with excellent growth in Europe during the month of August.

In Japan we have seen a somewhat slower rate of growth in sales at actual exchange rates during the period; in aggregate, sales increased by 8 per cent. In yen terms, however, the underlying growth was good, at close to 16 per cent.

On the basis of the results that we have seen so far this year, the results for the first six-month period will be good and I am confident for the year as a whole.

Please bear in mind, however, that - although some 60 per cent of the Group's sales are outside Europe - the vast majority of our manufacturing takes place here in Switzerland and elsewhere in Europe. Although we take what action we can to protect margins both through price adjustments and currency hedging, the strength of the euro against the yen that we have seen during the first five months of the year and, in recent months, against dollar-based currencies will impact on the Group's profitability to some degree. The effect is likely to be more marked in the second half, depending on the evolution of exchange rates.

There are areas that we can control, however. We manage Richemont conservatively and aim to maintain an appropriate degree of liquidity and a strong balance sheet. We will take an entrepreneurial but prudent approach to growing the business and, as I have said so often before, we always take a long-term strategic view.

I believe that this is reflected in the returns that Richemont has provided to unitholders since it was founded. Taking into account the dividend flows over the years and the current share price, Richemont has offered investors an annualised rate of return in Swiss francs of 16 per cent since 1988.

Given the strength of the Maisons and the confidence that I have in our management and personnel, I look forward to the continued long-term growth in value of the enterprise.

Unquote

For its financial year ended 31 March 2006, Richemont reported an increase in sales of 17 per cent to € 4 308 million. Underlying operating profit amounted to € 713 million, an increase of 47 per cent over the prior year.

Richemont's interim results for the six-month period to 30 September 2006 will be released on Friday, 17 November 2006.

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: **Jewellery Maisons,** being Cartier and Van Cleef & Arpels; **Specialist watchmakers,** which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; **Writing instrument Maisons** - Montblanc and Montegrappa; **Leather and accessories Maisons,** being Alfred Dunhill and Lancel; and **Other businesses,** which includes, specifically, Chloé as well as other smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.8 per cent interest in British American Tobacco.

Press inquiries: Mr Alan Grieve, Director of Corporate Affairs
Tel: + 41 22 721 3507

Analysts' inquiries: Ms Sophie Cagnard-Fabrici, Head of Investor Relations
Tel: + 33 1 5818 2597

Appendix

Richemont Trading Statement
14 September 2006

Percentage change in sales by business area for the five-month period ended 31 August 2006

	At actual exchange rates	At constant exchange rates
Jewellery Maisons	+ 13 %	+ 16 %
Specialist watchmakers	+ 16 %	+ 17 %
Writing instrument Maisons	+ 23 %	+ 24 %
Leather and accessories Maisons	+ 10 %	+ 12 %
Other businesses	+ 39 %	+ 41 %
Total sales	+ 16 %	+ 18 %

Percentage change in sales by geographic region for the five-month period ended 31 August 2006

	At actual exchange rates	At constant exchange rates
Europe	+ 17 %	+ 17 %
Japan	+ 8 %	+ 16 %
Asia-Pacific	+ 20 %	+ 21 %
Americas	+ 17 %	+ 19 %
Total sales	+ 16 %	+ 18 %

Movements at constant exchange rates are calculated translating underlying sales in local currencies into euros in both the current period and the prior year comparative period at the average exchange rates applicable to the financial year ended 31 March 2006.

Foreign exchange rates, average vs €

	5 months to 31 August 2006	5 months to 31 August 2005	12 months to 31 March 2006
US $	1.2647	1.2420	1.2176
Yen	145.33	135.36	137.70
CHF	1.5672	1.5485	1.5508
£	0.6854	0.6817	0.6821